82-34640

RECEIVED
2004 NOV -8 P 3:0?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

1 November 2004

04046005

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

Acquisition	-	26 October 2004
Q3 New Business Results	-	26 October 2004
Directorate Change	-	28 October 2004
Treasury Stock	-	29 October 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

3

dlw 11/9

Regulatory Announcement

Go to market news section

Company	Friends Provident PLC
TIDM	FP.
Headline	Q3 New Business
Released	07:00 26-Oct-04
Number	4650E

26 October 200

Friends Provident announces record nine months new business

Total new business APE* for the nine months to 30 September 2004 was up 3.5% to £32 million (2003: £313m). Third quarter life and pensions APE was £111 million (2003: £114m).

Year to date performance in our main product segments:

- New protection APE increased by 22% to £58 million (2003: £48m)
- New investment APE increased by 13% to £93 million (2003: £82m)
- New group pensions APE declined 4% to £125 million (2003: £130m)

Ben Gunn, managing director of Friends Provident Life and Pensions, said:

"Our new business performance continues to be strong, following a record year and the closure of our direct sales channel, announced this time last year, which would have accounted for some £10 million APE for the year to date.

The continued growth in protection business is particularly encouraging against the backdrop of a generally contracting market, especially for mortgage business. Our success is testament to our award-winning, innovative e-select product, which fully utilises our scaleable superior technology. e-select has been an important factor for ensuring Friends Provident's inclusion on all the major protection panels, which bodes well for our prospects for inclusion on wider product panels when the distribution regime changes."

Ben Gunn added:

"Group pensions has also performed well in view of the normal "hold" position many intermediaries place on pensions companies when their asset management arm is going through significant change. We anticipate the F&C acquisition providing a

strong investment proposition in this market.

We are seeing some signs of a return of confidence in the savings market, both in the UK and international cross border markets, after a prolonged fragile period. We expect this to be sustained over the next quarter.

Although 2003 was a record year for Friends Provident's life and pensions sales, we are on track to deliver an increase in sales in 2004. The proposed acquisition of Lombard International Assurance SA announced separately today is another exciting development which we believe will extend our international cross border presence and add further diversification to our future new business production.

We are confident that the company is both strategically and operationally well positioned for 2005."

Commentary and tables

All figures in the commentary are on the APE basis.

Life Business

Total new life business in the first nine months of 2004 increased by 16.2% to £151.3 millic (2003: £130.2m) and in the third quarter increased by 5.7% to £53.5 million (2003: £50.6m).

In a market that contracted by 7.5% in the first half of 2004, nine month new protection sale including income protection, increased 21.5% to £58.3 million (2003: £48.0m). New business the third quarter reached £21.4 million, an increase of 7.5% (2003: £19.9m). Overall, half of ε protection business is now transacted online. For the remainder of the year, we anticipa continued growth in market share and expect to secure further distribution partnerships, tł benefits of which we expect to come through in 2005.

During the third quarter of 2004, the two key protection trade journals awarded us Be Individual Income Protection provider and Best Individual Critical Illness provider (Cover), Be use of e.commerce and Best Individual Income Protection (Health Insurance).

New investment business in the first nine months improved by 13.1% to £93 million (200 £82.2m). Third quarter sales increased by 4.6% to £32.1 million compared to £30.7 million 2003. In the UK market, 65% of Investment Portfolio Bond and 49% of Income Distributic Bond business was transacted online, demonstrating that Friends Provident remair differentiated by technology and the quality of our fund range.

More than half of investment new business (£50.1m) comes from our international operation, tł Asia Pacific region being particularly buoyant. We are increasing our presence in the Middle Ea where, in September, we opened a branch office in Dubai.

Pensions Business

Total new pensions business in the first nine months of 2004 decreased by 5.6% to £172. million (2003: £182.3m) and by 9.1% in the third quarter to £57.8 million (2003: £63.6m).

Due to seasonal effects there are generally fewer group pension schemes set up in the thi quarter of any year. Consequently, group pensions for the nine months declined by 3.7% £124.9 million (2003: £129.7m) and in the third quarter by 13.1% to £38.4 million (200 £44.2m). Employee Benefit Consultants continue to delay setting up new pension scheme pending further clarity emerging on pensions simplification legislation, and as is usual with th market, some Employee Benefit Consultants have placed us on "hold" until the investme performance results following the merger of ISIS and F&C are better understood.

New individual pensions APE decreased by 12.4% to £24.8 million for the nine months (200 £28.3m). Sales for the third quarter decreased 5.3% to £12.4 million (2003: £13.1m). This in-line with our strategy of focusing on the more profitable group pensions market.

New annuity business for the first nine months declined 7.8% to £22.4 million (2003: £24.3m) In the third quarter, new annuity APE was up 11.1% at £7.0 million (2003: £6.3m). W continue to focus on maintaining satisfactory margins over volumes, in line with our previo statements.

- Ends -

** The Annual Premium Equivalent (APE) basis is new regular premiums plus 10% of sing premiums*

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3131
Di Skidmore	Friends Provident plc	020 7760 3131
Sandra Grandison	Friends Provident plc	020 7760 3134
Tim Grey	Bell Pottinger	020 7861 3232

Issued on behalf of Friends Provident Life and Pensions Limited.

Please also see related press release, Acquisition by Friends Provident plc of Lomba International Assurance SA.

There will be a presentation today for analysts and shareholders at Cazenove's offices at 2 Moorgate, London EC2 at 9:30 a.m. The slide presentation will be available from 10:30 a.m. c

Ref: E157

Friends Provident New Life and Pensions Business

3 Months to 30 September 2004 vs 3 Months to 30 September 2003

	Q3 2004			Q3 2003			CHANGE	
	Regular Premiums	Single Premiums	APE	Regular Premiums	Single Premiums	APE	APE	Total Premiums
	£m	£m	£m	£m	£m	£m	% change	% change
Life								
Protection	21.4	0.0	21.4	19.9	0.0	19.9	7.5	7.5
Savings and Investment	11.4	206.5	32.1	11.4	192.9	30.7	4.6	6.7
	32.8	206.5	53.5	31.3	192.9	50.6	5.7	6.7
Pensions								
Individual Pensions	3.6	88.6	12.4	3.1	100.2	13.1	(5.3)	(10.7)
Group Pensions	31.3	71.0	38.4	31.2	129.7	44.2	(13.1)	(36.4)
Annuities	0.0	69.9	7.0	0.0	63.4	6.3	11.1	10.3
	34.9	229.5	57.8	34.3	293.3	63.6	(9.1)	(19.3)
Total Life and Pensions	67.7	436.0	111.3	65.6	486.2	114.2	(2.5)	(8.7)

Friends Provident New Life and Pensions Business

9 Months to 30 September 2004 vs 9 Months to 30 September 2003

	Q3 YTD 2004			Q3 YTD 2003			CHANGE	
	Regular Premiums	Single Premiums	APE	Regular Premiums	Single Premiums	APE	APE	Total Premiums
	£m	£m	£m	£m	£m	£m	% change	% change
Life								

Protection	58.3	0.0	58.3	48.0	0.0	48.0	21.5	21.5
Savings and Investment	34.7	583.0	93.0	30.7	514.4	82.2	13.1	13.3
	93.0	583.0	151.3	78.7	514.4	130.2	16.2	14.0
Pensions								
Individual Pensions	9.4	154.5	24.8	10.3	180.0	28.3	(12.4)	(13.9)
Group Pensions	104.2	206.9	124.9	97.9	318.1	129.7	(3.7)	(25.2)
Annuities	0.0	223.7	22.4	0.0	242.6	24.3	(7.8)	(7.8)
	113.6	585.1	172.1	108.2	740.7	182.3	(5.6)	(17.7)
Total Life and Pensions	206.6	1,168.1	323.4	186.9	1,255.1	312.5	3.5	(4.7)

APE by channel

3 Months to 30 September 2004 vs 3 Months to 30 September 2003

	Q3 2004		Q3 2003	
	£m	**%**	**£m**	**%**
IFA	71.5	64	72.7	64
International	21.9	16	17.8	15
Tied	17.9	20	23.7	21

9 Months to 30 September 2004 vs 9 Months to 30 September 2003

	YTD 2004		YTD 2003	
	£m	**%**	**£m**	**%**
IFA	217.3	67	196.7	63
International	53.6	17	51.3	16
Tied	52.5	16	64.5	21

Notes to Editors

About Friends Provident

- **One of the UK's leading financial services groups**

- A FTSE 100 company with market capitalisation around £2.7 billion (as at 2 October 2004)
- Comprising two businesses (Friends Provident Life and Pensions Limited and F& Asset Management plc) a top ten life and pensions player and a top five UK ass manager

- **Financially strong**
  - Financial strength credit ratings categorised 'strong' with outlook 'stable' (Standa & Poor's A+, Moody's A2, Fitch A+)
  - Risk Capital Margin covered over five times (30 June 2004)
  - Free Asset Ratio 9.7% (30 June 2004)
- **Fast-growing**
  - Market share (UK life and pensions) increased more than 25% in 2003
  - Grown our asset management business to become a top 5 UK player with Pa European growth prospects since listing in 2001
- **Renowned ethical heritage**
  - Founded by Quakers in 1832 to address social needs
  - Pioneered linking investments with ethical principles (Stewardship, 198 Responsible Engagement Overlay - *reo*® - 2000)
- **Leading-edge systems**
  - Single-platform system capable of accommodating high volumes, cost effectively
  - Automated interface with back-office IFA and third party systems
- **Emphasis on service**
  - Four Star service award – the highest of any listed life and pensions compar (source: 2003 Financial Adviser LIA Service Awards)
  - Member of the Raising Standards Quality Mark Scheme

More 'at a glance' information available at www.friendsprovident.com/fastfacts

END

Clos

Regulatory Announcement

Go to market news section

RECEIVED

2004 NOV -8 P 3: 0?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Directorate Change
Released	15:00 28-Oct-04
Number	PRNUK-2810

FRIENDS PROVIDENT PLC

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Friends Provident plc announces that Adrian Montague, 56, joined the Board on 27 October 2004 as an independent Non-Executive Director.

Ends

For further information please contact:

Di Skidmore 01306 654483

END

Close

Regulatory Announcement

Go to market news section

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	10:47 29-Oct-04
Number	PRNUK-2910

Treasury Shares

29 October 2004

Friends Provident plc announces that following the transfer of 103,230 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Share Save Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 1,988,895,668 ordinary shares of 10p each of which 45,780,387 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END

Close

Company	Friends Provident PLC
TIDM	FP.
Headline	Acquisition
Released	07:00 26-Oct-04
Number	4636E

26 October 2004 **Embargoed until 7.00am**

Friends Provident plc

Acquisition by Friends Provident plc (Friends Provident) of Lombard International Assurance SA (Lombard)

Summary

- Friends Provident to acquire 100% of Lombard for upfront payment of €265 million (£183 million): to be funded through issue of Friends Provident shares to Lombard shareholders
- Further payments to be linked to Lombard's performance in 2004, 2005 and 2006
- Friends Provident becomes a leading player in international cross-border life assurance
- Acquisition will accelerate growth and enhance margins

Information on Lombard

- The leading pan-European life specialist focusing on high net worth individuals
- New business APE in 2003 of €133 million (£92 million)
- New business profits before tax in 2003 of €44 million (£30 million)
- Compound annual new business growth of 25% over the last 10 years
- 2003 new business margin of 33% and ROEV of 25%
- Total new business premiums to 30 September 2004 up 36% on same period in 2003

Benefits for Friends Provident

- Increases pro forma 2003 new business APE by 21% to £521 million*
- Increases pro forma 2003 margin by 2.5% to 21%*

- Increases pro forma 2003 ROEV by around 1%*
- Expected to enhance 2005 earnings per share by high single digit percentage**

Commenting on the acquisition, Keith Satchell, Chief Executive of Friends Provident, said:

"The addition of Lombard to our existing international operations makes us a leading player in international cross-border business and provides us with an excellent opportunity to accelerate our growth and diversify our earnings further. It builds on our objective of expanding our international business, giving us access to first class distribution in a high growth segment of the market.

Our new business sales, announced separately today for the first nine months of 2004, will be significantly enhanced by this acquisition once completed. "

Commenting on the acquisition, John Stone, Chairman of Lombard, said:

"We are delighted to be joining the Friends Provident Group. We believe the backing of a strong parent will bring further opportunities to expand in a dynamic and profitable market. I look forward to developing our business under the Lombard brand as part of Friends Provident for the long-term benefit of our customers and Friends Provident's shareholders."

Friends Provident also announced separately today growth of 3.5% in new business sales for the nine months to 30 September 2004.

There will be a presentation today for analysts and shareholders at Cazenove's offices at 20 Moorgate, London EC2 at 9.30am. The slide presentation will be available from 10.30am on www.friendsprovident.co.uk/presentations.

An investor teleconference will take place at 3.30pm today (dial-in: 01296 317500, access code: C194449). There will be a replay facility available for seven days (dial-in: 01296 618700, access code: 657007).

Enquiries:

Friends Provident	**020 7760 3133**	**Lombard**	**+352 3461 91 224**
Nick Boakes		John Stone	
Di Skidmore			
Cazenove	**020 7588 2828**	**Merrill Lynch**	**020 7628 1000**
Tim Wise		Matthew Greenburgh	
Conor Hillery		Alex Smith	

Bell Pottinger **020 7861 3232**
Tim Grey

Notes

1. APE means annual premium equivalent basis, calculated as new regular premiums plus 10% of single premiums.

2. ROEV means return on embedded value.

3. The pro forma achieved profit and embedded value figures disclosed in this announcement which relate to Lombard are estimates based on a 8.75% risk discount rate and a methodology and assumptions which are consistent throughout the period with those Friends Provident expects to adopt for future reporting purposes.

4. New business margin means new business profits before tax and solvency margin divided by APE.

5. All amounts in sterling in this announcement are translated at a euro/sterling exchange rate of 1.45 for illustrative purposes. Actual payments made by Friends Provident to Lombard's shareholders will be in euros on the basis set out in this announcement.

* On a consolidated pro forma 2003 basis.

** This statement is in respect of Friends Provident's expected achieved operating earnings after tax for the year ending 31 December 2005. Nothing in this statement should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Friends Provident will necessarily be greater than the historic published earnings per share.

Cazenove & Co. Ltd (Cazenove) is acting for Friends Provident and no one else in connection with the transaction and will not be responsible to any person other than Friends Provident for providing the protections afforded to the customers of Cazenove or for providing advice in relation to the transaction.

Merrill Lynch International (Merrill Lynch) is acting for Lombard and no one else in connection with the transaction and will not be responsible to any person other than Lombard for providing the protections afforded to the customers of Merrill Lynch or for providing advice in relation to the transaction.

26 October 2004 **Embargoed until 7.00am**

Friends Provident plc

Introduction

Friends Provident announces that it has entered into an agreement to acquire Lombard, the Luxembourg-based life assurer, for an initial payment of €265 million (£183 million) and subsequent variable payments based on Lombard's performance. The initial payment will be funded through the issue of new Friends Provident shares to Lombard's shareholders.

Lombard is the leading pan-European life assurance company specialising in wealth management services for high net worth individuals. The expansion of Friends Provident's international cross-border operations in markets with superior growth prospects and where attractive margins can be earned has been among the group's key strategic objectives since its public listing in 2001.

Background on Lombard

Based in Luxembourg, Lombard sells unit-linked life assurance policies to high net worth and ultra high net worth individuals across 11 European countries through private banks, family offices and independent financial advisers.

Lombard has achieved compound annual new business growth of 25% over the last 10 years. In 2003, Lombard wrote new business APE of €133 million (£92 million). In the nine months to 30 September 2004, total new business premiums were €727 million, an increase of 36% on the same period in 2003.

Lombard provides clients with tailored solutions for estate planning and wealth management. The products provided by Lombard are unit-linked and predominantly single premium. Lombard writes business at attractive margin levels that reflect the high value added, bespoke nature of the services it provides to its clients. Average premium levels for Lombard's products are €475,000 (£325,000).

Lombard's distribution strategy is based on providing services in partnership with private banks, family offices and other independent financial advisers. It has relationships with over 50 private banks, ranging from global players to traditional smaller private banks. These relationships are spread broadly across 11 European countries. The business operates under the EU freedom of services regime from its head office in Luxembourg.

In 2003, in partnership with its global private banking partners, Lombard established a platform in Asia, targeting countries in the region with high growth potential. It has also entered the Mexican market.

Client funds are managed on an open architecture basis, either through the investment management arms of private banks or independent fund managers, as selected by the client depending on the distributor through which the product is sold.

Lombard's principal shareholders are three institutional investors and John Stone, its Chairman, who founded the business in 1991.

Strategic and financial benefits for Friends Provident

The expansion of Friends Provident's international cross-border operations in markets with superior growth prospects and where attractive margins can be earned has been among the group's key strategic objectives since its public listing in 2001. The acquisition of the Isle of Man-based life business of Royal & SunAlliance International (RSAI) in 2002 was an important step in fulfilling this objective.

The acquisition of Lombard will significantly expand Friends Provident's international business, creating a leading player in international cross-border life business. The transaction further diversifies the group's distribution, improving the quality of its earnings and providing more attractive growth prospects. The RSAI acquisition moved Friends Provident's international operations into the high net worth segment of the market. The acquisition of Lombard reinforces this position and extends Friends Provident's reach into the ultra high net worth segment which is more resilient to cyclical stock market movements.

Lombard is a high growth, high margin business focused on servicing one of the fastest growing segments of the long-term savings market. Lombard's leading position and powerful distribution franchise in this market in Europe positions it strongly to take advantage of these long-term trends.

The tailored service Lombard offers is particularly well suited to ultra high net worth clients who increasingly require a bespoke approach to the management of their wealth. Lombard has built a strong reputation with high net worth clients which is not seriously challenged by the larger life assurance players which tend to focus on more standardised products better suited to the mass retail customer base.

The principal benefits of the acquisition to Friends Provident are:

- **Acceleration of new business growth**. Lombard operates in a high growth segment of the market – Europe has one of the largest concentrations of high net worth individuals in the world. Lombard's impressive record is underpinned by the strength of its distribution and its distinctive service offering. On a pro forma 2003 basis alone, Friends Provident's new business APE would increase by 21% to £521 million.

- **Enhanced margins.** In 2003, Lombard's new business margin was 33%, reflecting the high value-added nature of the service it provides to its clients. Friends Provident's pro forma 2003 margin would increase by 2.5% to 21.1%.

- **Diversification of earnings.** Building on the recent acquisition of F&C, Friends Provident's earnings will be more balanced following the acquisition of Lombard. The acquisition will expand Friends Provident's distribution, providing access to new markets not currently accessed from the Isle of Man and relationships with a wide range of European private banks and family offices. On a pro forma 2003 basis, international cross-border new business sales would rise from 16% to 31%, with the potential to increase further over time.

- **Extension of existing international cross-border operations into a higher net worth segment**. Friends Provident has proven knowledge and expertise in international cross-border life assurance through its RSAI business which is one of the largest cross-border life operations and is firmly positioned in the high net worth segment. The acquisition of Lombard will enable it to extend these operations further into the ultra high net worth segment.

- **Low capital requirement business.** The type of business that Lombard writes (predominantly single premium, with no financial guarantees) requires comparatively lower capital backing. This is a benefit that is common to the F&C and RSAI businesses acquired by Friends Provident.

- **Enhanced earnings per share and ROEV.** The transaction is expected to enhance Friends Provident's achieved earnings per share by a high single digit percentage in the first full year following completion (the year to 31 December 2005)**. The group's ROEV is also expected to increase, consistent with the relatively higher new business component of Lombard's business. Lombard's ROEV in 2003 was 25%. As a result of the acquisition, Friends Provident's pro forma 2003 ROEV would increase by approximately 1%*.

Consideration structure

The consideration structure comprises a fixed initial payment and subsequent variable payments based on Lombard's performance ("earn-out payments"). The structure is designed to achieve an aggregate payment which fairly reflects the longer term performance of Lombard while providing an incentive for Lombard's management team to continue the business's strong growth. Under a reasonable range of performance scenarios, the implied multiple of achieved operating profit after tax that Friends Provident would pay, in aggregate consideration, is approximately 6x.

The initial payment is fixed at €265 million (£183 million), payable on completion in Friends Provident shares. The earn-out payments will be paid in respect of each of 2004, 2005 and 2006 (payable in the following April) and will be dependent on Lombard achieving certain performance thresholds for both new business profits and underlying embedded value. The earn-out payments will be paid in cash or Friends Provident shares, at Friends Provident's option.

The payments to be made in respect of 2004 and 2005 will be capped at €90 million (£62 million) and €85 million (£59 million) respectively with any excess combined with the final

potential payment in respect of the 2006 year.

The earn-out payments will be split into an amount to be paid in respect of new business profits and a separate amount to be paid in respect of embedded value.

The table below illustrates the schedule of payments to Lombard under two scenarios: (i) average compound growth in new business profits of 25% over the years 2004, 2005 and 2006 and (ii) average compound growth in new business profits of 5% over the years 2004, 2005 and 2006. In both scenarios, it is assumed that Lombard's embedded value increases to levels consistent with the respective levels of new business profit growth and all other assumptions are achieved in practice, based on Lombard's current reporting methodology.

New business profits CAGR (2003-2006)	*5%*		*25%*	
	€m	**£m**	**€m**	**£m**
Initial payment	265	183	265	183
2004 earn-out payment	33	23	80	55
2005 earn-out payment	15	10	74	51
2006 earn-out payment	0	0	71	49
Total consideration	313	216	490	338

Payments in respect of performance levels different to those illustrated above, will vary on a broadly proportionate basis.

The total payments to be made, including the initial payment, will in any circumstance be capped at the lowest of:

(i) €600 million (£414 million);

(ii) 1.4 times 2006 year end embedded value; and

(iii) the aggregate of 2006 year end embedded value and 2.0 times 2006 new business profits after tax and solvency margin.

Accordingly, to achieve the maximum payment of €600 million (£414 million), embedded value in 2006 will need to be at least €429 million (£296 million) (an increase of 150% over 2003) and new business profits after tax and solvency margin will need to be at least €85 million (£59 million) (an increase of 180% over 2003).

All the earn-out payments will be calculated using a fixed set of economic assumptions such that the consideration structure is dependent principally on Lombard's operating performance.

Management and integration

Lombard will continue to be run by its current management team. John Stone will remain as Chairman and David Steinegger will continue to be Chief Executive. In addition, Friends Provident will put in place its own governance and operational controls.

The business will continue to operate under the Lombard brand, reflecting its strong recognition among its distribution partners and clients.

Recognising the importance of Lombard's people to its business and client relationships, Lombard's key employees will continue to be incentivised through the company's executive share incentive plan in order to ensure the business maintains a talented team for its future growth and development.

There is only limited overlap between Lombard and Friends Provident's existing international cross-border business and synergies from de-duplication and additional revenues are expected to be modest.

Conditions

The transaction is conditional, inter alia, on the receipt of certain regulatory approvals. Completion is expected to take place in January 2005, with the new Friends Provident shares issued in respect of the initial payment at that time.

Enquiries:

Friends Provident Nick Boakes Di Skidmore	**020 7760 3133**	**Lombard** John Stone	**+352 3461 91 224**
Cazenove Tim Wise Conor Hillery	**020 7588 2828**	**Merrill Lynch** Matthew Greenburgh Alex Smith	**020 7628 1000**
Bell Pottinger	**020 7861 3232**		

Tim Grey

Notes

1. APE means annual premium equivalent basis, calculated as new regular premiums plus 10% of single premiums.

2. ROEV means return on embedded value.

3. The pro forma achieved profit and embedded value figures disclosed in this announcement which relate to Lombard are estimates based on a 8.75% risk discount rate and a methodology and assumptions which are consistent throughout the period with those Friends Provident expects to adopt for future reporting purposes.

4. New business margin means new business profits before tax and solvency margin divided by APE.

5. All amounts in sterling in this announcement are translated at a euro/sterling exchange rate of 1.45 for illustrative purposes. Actual payments made by Friends Provident to Lombard's shareholders will be in euros on the basis set out in this announcement.

* On a consolidated pro forma 2003 basis.

** This statement is in respect of Friends Provident's expected achieved operating earnings after tax for the year ending 31 December 2005. Nothing in this statement should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Friends Provident will necessarily be greater than the historic published earnings per share.

Cazenove & Co. Ltd (Cazenove) is acting for Friends Provident and no one else in connection with the transaction and will not be responsible to any person other than Friends Provident for providing the protections afforded to the customers of Cazenove or for providing advice in relation to the transaction.

Merrill Lynch International (Merrill Lynch) is acting for Lombard and no one else in connection with the transaction and will not be responsible to any person other than Lombard for providing the protections afforded to the customers of Merrill Lynch or for providing advice in relation to the transaction.

Appendix

Lombard financial information

In 2003, Lombard reported total new business premiums of €1,111 million, up 20% (2002: €928 million) and new business APE of €133 million, up 21% (2002: €110 million). The contribution before tax and solvency margin to profits from new business written in 2003 was €43.8 million, up 4% (2002: €42.0 million) on a margin of 33% (2002: 38%). The contribution after tax and solvency margin to profits from new business written in 2003 was €29.6 million (2002: €28.4 million). Lombard's embedded value as at 31 December 2003 was €172 million (2002: €137 million).

For the nine months to 30 September 2004, Lombard wrote total new business premiums of €727 million compared to €536 million in the same period in 2003.

END

Close